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                                                                      EXHIBIT 11


               [LETTERHEAD OF STARGUIDE DIGITAL NETWORKS, INC.]


                                 April 4, 2000


Daniel J. Goggins
Managing Director
Chase, Hambrecht & Quist
One Bush Street
San Francisco, CA 94104

Dear Mr. Goggins:

                We are pleased to submit this non-binding indication of interest to combine StarGuide Digital Networks, Inc. ("StarGuide"), a private company controlled by Scott K. Ginsburg, with Digital Generation Systems, Inc. ("DG") in a tax-free stock-for-stock reorganization. We propose that representatives of StarGuide and DG promptly commence discussions regarding the structure and specific terms of such a combination.

                Although this transaction would require the approval of both parties' shareholders and board of directors, we advise you that all voting shares of StarGuide are currently subject to a Voting Trust Agreement under which such shares are voted by Mr. Ginsburg. Mr. Ginsburg has approved the commencement of these discussions and will support such a transaction on mutually agreeable terms. Consummation of the transaction will be subject to the expiration of the appropriate waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

                We, together with our legal counsel and financial advisors, are prepared to begin negotiating definitive documents immediately, and to complete our business due diligence promptly.

                This proposal will expire at the close of business on Friday, April 14, 2000. We ask that you respond to this proposal by contacting our legal counsel, Eric Bernthal (202-637-2236), Raymond Grochowski (202-637-2189), or Randall Bassett (212-891-8383) or Latham & Watkins.


                                        Very truly yours,

                                        StarGuide Digital Networks, Inc.



                                        By: /s/ Jeffrey A. Dankworth
                                           -----------------------------
                                        Jeffrey A. Dankworth
                                        President